Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE AMERICAN: PLM

NEWS RELEASE	2018-05

PolyMet restructures Glencore debt
Secures commitment for additional $80 million in debentures

St. Paul, Minn., March 26, 2018 – Poly Met Mining Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (together “PolyMet” or the “company”) TSX: POM; NYSE AMERICAN: PLM – has negotiated a 12-month payment extension and reduction in interest rates on approximately $152 million of debt owed to Glencore AG, a wholly-owned subsidiary of Glencore plc.  The company also secured a commitment for an additional $80 million in debentures from Glencore over the next 12 months to complete pre- and post-permitting work, including detailed engineering and environmental cleanup, and to purchase wetland credits.

The terms of the refinancing agreement result in:
•
extending the term of $152 million of outstanding secured convertible and non-convertible debentures to March 31, 2019, repayable at any time if it is prudent to do so.  Convertibility of the relevant debenture also is extended to March 31, 2019 at the same conversion price of $1.2696 per share and has been approved by the NYSE American and TSX;

•	lowering the interest rate on the loans from 12-month US$ LIBOR plus 15 percent to 12-month US$ LIBOR plus 10 percent; and
•
issuing 6,458,001 purchase warrants with an exercise price of $0.8231 and an expiration date of March 31, 2019, which has been approved by the NYSE American and TSX.  These replace 6,458,001 purchase warrants with an exercise price of $0.8231 that expired December 31, 2017.

The additional $80 million in debentures is on the same terms as the existing non-convertible debt.  These funds are to be drawn in five tranches, each cancellable at the company’s discretion, and may be used to complete detailed engineering, purchase wetland mitigation credits and conduct pre-construction work – all part of project development and subject to applicable final permit decisions.  The funding may also be used to complete permitting and cover rehabilitation and other environmental cleanup work such as asbestos abatement at the former LTV Steel Mining Company plant site.

The last of the public comment periods for the state’s draft permit decisions closed March 16, 2018.  The company is currently awaiting final decisions for permits, which include water appropriations, dam safety, water quality, air quality and the Permit to Mine.

“As we continue to progress through the permitting process, we appreciate Glencore’s continued financial and technical support for this great project, which will produce essential metals including those needed for renewable energy and electric vehicles,” said Jon Cherry, president and CEO.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the former LTV Steel Mining Company site, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. The NorthMet Final Environmental Impact Statement was published in November 2015, preparing the way for decisions on permit applications. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
polymetcommunications@polymetmining.com

Investor Relations
Tony Gikas
Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.
PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.
Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended January 31, 2017, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and nine months ended October 31, 2017.
The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.
The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.